Exhibit (a)(8)

UNITED STATES DISTRICT COURT

DISTRICT OF MASSACHUSETTS

WILLIAM S. FIELD, III, TRUSTEE U/A	Civil Action No.
DATED OCTOBER 12, 1991 BY
WILLIAM S. FIELD JR, individually, and
on behalf of all others similarly situated,
SHAREHOLDER CLASS ACTION COMPLAINT
Plaintiff,

vs.

HENRI A. TERMEER, MICHAEL S.
WYZGA, ROBERT J. CARPENTER,
CHARLES L. COONEY, DOUGLAS A.	JURY TRIAL DEMANDED
BERTHIAUME, GAIL K. BOUDREAUX,
ROBERT J. BERTOLINI, VICTOR J.
DZAU, CONNIE MACK III, RICHARD F.
SYRON, RALPH V. WHITWORTH,
STEVEN BURAKOFF, ERIC ENDE,
DENNIS M. FENTON, GENZYME CORP.,

Defendants.

Plaintiff, William S. Field, III, Trustee u/a dated October 12, 1991, by William S. Field Jr. (“Plaintiff”), individually and on behalf of all other persons similarly situated, alleges the following based upon the investigation by Plaintiff’s counsel, which included, inter alia, a review of the Securities and Exchange Commission (“SEC”) filings, wire and press releases, securities analysts’ reports, advisories, news articles and information readily obtainable on the Internet.

NATURE OF THE ACTION

1.                                       Plaintiff brings this action individually and as a class action on behalf of all persons, other than Defendants and their affiliates, who own Genzyme Corporation (“Genzyme” or the “Company”) common stock, against Genzyme and certain of its officers and directors, and are similarly situated (the “Class”), for compensatory damages and equitable relief because the individual defendants have put their own self-interests ahead of those of the public shareholders as evidenced by their response to the proposal to acquire the Company by Sanofi-Aventis (“Sanofi”), publicly announced on August 29, 2010 (the “Proposal” or the “Bid”).

2.                                       Genzyme is a Massachusetts corporation located in Cambridge, Massachusetts. The Company is a global biotechnology company that is focused on rare genetic disease disorders, renal disease, orthopedics, cancer, transplant and immune disease, and diagnostic and predictive testing. Genzyme is protected from generic competition because its products and pipeline focus on extremely rare genetic diseases.

3.                                       While the Company has an enviable product pipeline and current valuable products, under the direction of Genzyme Chief Executive Officer (“CEO”), defendant Henri A. Termeer (“Termeer”), the Company has experienced continuous problems with its manufacturing facilities, which led to a series of regulatory actions taken by the federal Food and Drug Administration (“FDA”).

4.                                       On February 27, 2009, the FDA sent the Company a warning letter over what federal regulators described as “significant objectionable conditions” at its Boston manufacturing plant. A few months later, the Company shut down its Boston plant after it was found to have a viral contamination. Unsurprisingly, the market reacted negatively to these significant, but curable, problems.

5.                                       The Company’s manufacturing problems pushed the Company’s stock from a high of $83.06 on August 15, 2008, to its lowest point in over five years of $47.81 in June 2010. Moreover, a federal securities fraud class action was filed against the Company and multiple shareholders filed shareholder derivative actions against the Company’s directors and certain of its officers relating to the manufacturing problems and the FDA warning letters.

6.                                      At least four of the directors are beholden to outside influences from activist investors. Defendants Steven Burakoff (“Burakoff”), Eric Ende (“Ende”), Dennis M. Fenton (“Fenton”), and Ralph V. Whitworth (“Whitworth”) are all Board of Directors (“Board”) members that are conflicted because they were forced onto the Board by Relational Investors LLC (“Relational”) and Carl C. Icahn to pursue their own interests. These activist investors are concerned with their short term profits rather than maximizing shareholder value.

7.                                      While activist investors pursue their own goals, the rights and interests of the Company’s public shareholders are not being adequately represented because the Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith, and fair dealing.

8.                                      At the expense of the public shareholders, Defendants refused out rightly to pursue the $18.5 billion bid for the Company by Sanofi which will cost the public shareholders of Genzyme the opportunity to entertain a substantial premium offer for their shares.

9.                                          The rejection by Defendants of the Bid is improper and unlawful. To remedy and prevent further breaches of fiduciary duties and other misconduct, Plaintiff seeks, inter alia, an order from the court appointing an independent special committee of the Company with full authority to (1) evaluate, negotiate and if in the best interests of all of the shareholders equally accept the Bid or, if possible, a higher bid; and (2) pursue other opportunities to obtain the highest value reasonably available for the shareholders in the Company.

10.                                    Plaintiff also seeks compensatory damages on behalf of himself as Trustee and on behalf of the class for the diminution of the value of their stock in the Company resulting from the conduct of the Individual Defendants, together with interest and costs including reasonable attorneys’ fees.

PARTIES

11.                                Plaintiff, a resident of the Commonwealth of Virginia, at all relevant times, has been a continuous owner of common stock shares of Genzyme.

12.                                Defendant Termeer is Genzyme’s Chief Executive Officer and has been since December 1985; Chairman of the Board and has been since May 1988; and President and a director and has been since October 1983. Defendant Termeer is a citizen of Massachusetts.

13.                                Defendant Michael S. Wyzga (“Wyzga”) is Genzyme’s Executive Vice President, Finance and has been since May 2003 and Chief Financial Officer and has been since July 1999. Wyzga was also Genzyme’s Chief Accounting Officer from January 1999 to November 2008; Senior Vice President, Finance from July 1999 to May 2003; Senior Vice President, Corporate Controller from January 1999 to July 1999; and Vice President and Corporate Controller from February 1998 to January 1999. Defendant Wyzga is a citizen of Massachusetts.

14.                                Defendant Robert J. Carpenter (“Carpenter”) is a Genzyme director and has been since 1994. Defendant Carpenter is a citizen of Massachusetts.

15.                                Defendant Charles L. Cooney (“Cooney”) is a Genzyme director and has been since 1983. Defendant Cooney is a citizen of Massachusetts.

16.                                Defendant Douglas A. Berthiaume (“Berthiaume”) is a Genzyme director and has been since 1988. Defendant Berthiaume is a citizen of Massachusetts.

17.                                Defendant Gail K. Boudreaux (“Boudreaux”) is a Genzyme director and has been since 2004. Defendant Boudreaux is a citizen of Illinois.

18.                                Defendant Robert J. Bertolini (“Bertolini”) is a Genzyme director and has been since December 2009. Defendant Bertolini is a citizen of New Jersey.

19.                                Defendant Victor J. Dzau (“Dzau”) is a Genzyme director and has been since 2000. Defendant Dzau is a citizen of North Carolina.

20.                                 Defendant Connie Mack III (“Mack”) is a Genzyme director and has been since 2001. Defendant Mack is a citizen of Florida.

21.                                 Defendant Richard F. Syron (“Syron”) is a Genzyme director and has been since 2006, Defendant Syron is a citizen of Massachusetts.

22.                                 Defendant Whitworth is a Genzyme director and has been since April 2010. Defendant Whitworth is a citizen of California.

23.                                 Defendant Burakoff is a Genzyme director and has been since June 2010. Defendant Burakoff is citizen of New York.

24.                                 Defendant Ende is a Genzyme director and has been since June 2010. Defendant Ende is a citizen of Florida.

25.                                 Defendant Dennis M. Fenton (“Fenton”) is a Genzyme director and has been since June 2010. Defendant Fenton is a citizen of California.

26.                                 The defendants named in paragraphs 13 through 26 above are hereinafter referred to as the “Individual Defendants.”

27.                                 Defendant Genzyme Corp. (“Genzyme”) is a Massachusetts biotechnology company with a broad product and service portfolio focused on rare genetic disease disorders, renal disease, orthopedics, cancer, transplant and immune disease, and diagnostic and predictive testing. Defendant Genzyme is a citizen of Massachusetts with a principal place of business in Cambridge, Massachusetts.

28.                                 The Individual Defendants, by reason of their corporate directorship and/or executive positions, are fiduciaries to and for the Company’s shareholders, and as such are required to: (a) exercise their best judgment; (b) use their ability to control and manage Genzyme in a fair, just and equitable manner; (c) to act prudently and in the best interests of the

Company’s shareholders; and (d) avoid all conflicts of interest or abstain from voting.

JURISDICTION AND VENUE

29.                                 This Court has jurisdiction over all causes of action asserted herein pursuant to 28 U.S.C. § 1332(a)(2) in that plaintiff and defendants are citizens of different states and the amount in controversy exceeds $75,000, exclusive of interest and costs. This action is not a collusive action designed to confer jurisdiction on a court of the United States that it would not otherwise have.

30.                                 This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this District, or is an individual who has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by the District courts permissible under traditional notions of fair play and substantial justice.

31.                                 Venue is proper in this Court pursuant to 28 U.S.C. §1391(a) because: (a) Genzyme maintains its principal place of business in this District; (b) one or more of the defendants either resides in or maintains executive offices in this District; (c) a substantial portion of the transactions and wrongs complained of herein, including the Defendants’ primary participation in the wrongful acts detailed herein, and aiding and abetting and conspiracy in violation of fiduciary duties owed to Genzyme, occurred in this District; and (d) the Defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

CLASS ACTION ALLEGATIONS

32.                                 Plaintiff brings this action individually, and as a class action, on behalf of all stockholders of the Company (except the Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as is described more fully below.

33.                                The claims asserted herein are properly maintainable as class action counts because:

(a)                           The Class is so numerous that joinder of all members is impractical. As of June 30, 2010, the Company had outstanding 254.84 million shares of its common stock, held by individuals and entities too numerous to bring separate actions. It is reasonable to assume that holders of the common stock are geographically dispersed throughout the United States;

(b)                          There are questions of law and fact which are common to the Class, and which predominate over questions affecting any individual Class member(s). The common questions include, inter alia, the following:

(c)                           Whether the Defendants have breached their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(d)                          Whether the Defendants are unlawfully entrenching themselves in a controlling position and preventing the Company’s shareholders from maximizing the value of their holdings; and

(e)                           Whether the Class is entitled to compensatory damages and/or equitable relief as a result of the wrongful conduct committed by the Defendants.

34.                                Plaintiff is a member of the Class and is committed to prosecuting this action. Plaintiff has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

35.                               Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate the relief sought herein with respect to the Class as a whole.

36.                               The likelihood of individual Class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each Class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, the Defendants are likely to avoid liability for their wrongdoing, and Class members are unlikely to obtain redress for their wrongs alleged herein. There are no difficulties likely to be encountered in the management of the Class claims. This Court is an appropriate forum for this dispute.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

37.                           Under Massachusetts law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (a) a change in corporate control; or (b) a breakup of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, including a significant premium at the highest price attainable in the market.

38.                           To diligently comply with these duties, neither the directors nor the officers may take any action that:

(a)                            would adversely affect the value provided to the corporation’s shareholders;

(b)                           would discourage, inhibit or deter alternative offers to purchase control of the corporation or its assets;

(c)                            would contractually or de facto prohibit themselves from complying with their fiduciary duties;

(d)                          would otherwise adversely affect their duty to secure the highest value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)                           Would provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

39.                                In accordance with their duty of loyalty, the Individual Defendants, as directors and/or officers of Genzyme, are obligated under Massachusetts law to refrain from:

(a)                            participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)                           participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)                            enriching themselves unjustly at the expense of or detriment to the public shareholders.

40.                                The Individual Defendants, separately and together, in connection with the Proposal, are negligently, recklessly or knowingly violating their fiduciary duties and aiding and abetting such breaches, including their duties of loyalty, good faith and independence owed to Plaintiff and other public shareholders of Genzyme,

41.                                Because the Individual Defendants are negligently, recklessly or knowingly breaching their duties of loyalty, good faith, and independence in connection with the Proposal, the burden of proving the inherent or entire fairness of the Proposal, including all aspects of its negotiation, structure, price, and terms, is placed upon the Defendants as a matter of law.

THE PROPOSED ACQUISITION

42.                                On July 23, 2010, The New York Times published an article titled “Sanofi Said to Have Offered to Make a Bid for Genzyme.” The article stated:

Sanofi-Aventis has made an informal takeover approach to Genzyme, a person briefed on the matter said on Friday, as the French drug maker seeks to bolster its biotechnology offerings.

*   *   *

Genzyme would bring Sanofi an attractive portfolio of drugs that treat rare conditions like Fabry disease. Because of their relative complexity, Genzyme’s products fetch high prices. Cerezyme, a treatment for Gaucher’s disease and one of the company’s main products, has garnered more than $1 billion in annual sales, though it is used to treat fewer than 6,000 patients.

43.                                In a July 26, 2010 article on Bloomberg.com, Sven Borho, an analyst with OrbiMed Advisors stated that “if two or three companies get involved in bidding, the $80s are achieved really easily. There are so few good assets out there, and this is one of the more promising assets.” In addition to Sanofi, the Bloomberg.com article stated that GlaxoSmithKline Pic recently made an overture to Genzyme. And other reports have claimed that Johnson & Johnson is also interested in pursuing an acquisition of Genzyme.

44.                                Moreover, the premium being reported by reliable sources offers a minimal benefit at best. On July 28, 2010, The New York Times DealBook stated that people briefed on the matter indicated the acquisition would be at a price of $70 per share. Also, according to a Bloomberg BusinessWeek article, Sanofi’s Board has only authorized an offer of $70 per share. While the Proposal at that price is ostensibly at a premium, the Company stock price recently traded at more than $83 prior to the manufacturing problems caused by the Individual Defendants, and as recently as January 2010, Relational stated that it believes Genzyme could achieve a stock price as high as $90.

45.                                On August 29, 2010, Sanofi made public its offer to buy Genzyme for $69 per share.

46.                                The following day, Monday, August 30,2010, Genzyme rejected the Proposal on the ground that it undervalued the company. In a letter to Sanofi, Genzyme’s chief executive, Defendant Termeer, said the board had unanimously rejected the offer. He said the board was “not prepared to engage” in negotiations with an “unrealistic” starting price.

47.                                The following day, it was reported that Matrix Asset Advisors, a Genzyme investor group, sent a letter to the Company’s board urging it to sit down at the table with Sanofi. The letter reads in part:

The Board must weigh the present values of Sanofi’s near-term, certain, cash proposal (or others that might emerge) against the longer and riskier stay-the-course approach. Based on Sanofi’s letter and conference call, it is clear that the $69/share bid is simply a starting point for negotiations, and that their appraisal can move meaningfully higher as Genzyme demonstrates why it should.

48.                                Matrix Chief Investment Officer David Katz said in an interview that if Genzyme begins negotiations at $69 per share, that consensus would likely be reached at a price in the mid $70s per share. If there is another bidder involved, Katz said, Genzyme would likely fetch a price in the low $80s per share. According to Katz, “There is a very substantial bid on the table. It is sufficient to start discussions, rather than waiting for a higher opening bid.”

49.                                In April, Matrix sent a letter to the Genzyme board urging the company to oust CEO Henri Termeer and to consider a sale of the company to a global pharmaceutical company.

50.                                On August 31, 2010, The Wall Street Journal reported that Genzyme may be taking a serious risk by not engaging in talks with Sanofi. In particular, it was reported that:

... taken too far, Genzyme’s strategy could backfire. By keeping Sanofi from doing due diligence, the U.S. firm risks limiting any bid price. Regulators forced Genzyme to slow production of key drugs, leaving the company at risk until inventories are restored, likely at the end of 2011. That worry is largely responsible for the decline in Genzyme shares from a high topping $83 in 2008 to around $54 just before Sanofi’s approach last month.

Without confidence the problems are resolved, even the current offer looks rich. Genzyme trades at 19.5 times next year’s consensus earnings, compared with a peer average around 10.3 times, says Jim Birchenough of Barclays Capital.

Sanofi looks likely to raise its bid above $70 to get conversations flowing. But it also has a strong negotiating position. If it walks, Genzyme’s shares would likely return to about $50, wiping out paper gains for activist investors. Merrill Lynch estimates Carl Icahn bought his Genzyme shares in the low-to-mid $50s, while Relational Investors acquired it’s in the low-to-mid $60s.

With no sign of other bidders, Genzyme should beware overplaying its hand.

51.                                 As further evidence of the Defendants’ efforts to entrench themselves, on September 14, 2010, The Wall Street Journal reported that Genzyme agreed to sell its genetic-testing business to Laboratory Corp. of America Holdings for $925 million. The sale is part of the Defendants’ plan to also divest the Company of two additional divisions, including its diagnostics business, which sells tests and testing supplies, and its pharmaceuticals intermediates unit, which sells pharmaceutical materials and technologies to other drug companies. According to the Company, it plans to “use the total sale proceeds [from the three units] to finance the second half of a $2 billion stock buyback slated for completion by May 2011.”

THE UNFAIR AND INADEQUATE PROCESS

52.                                 In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value, and not structure a preferential deal for themselves. Due to their refusal to pursue in good faith the Sarnoff bid, the Individual Defendants have failed to obtain the highest value reasonably available for the benefit of Genzyme’s shareholders.

53.                                As a result of Defendants’ conduct, Genzyme’s public stockholders have been and will continue to be denied a fair and adequate process for evaluating, negotiating and obtaining the highest value reasonably available to which the shareholders are legally entitled in a sale of their Company.

COUNT I

Breach of Fiduciary Duties of Loyalty, Due Care,
Good Faith and Fair Dealing against the Individual Defendants

54.                                Plaintiff incorporates by reference and re-alleges each and every allegation set forth above, as though fully set forth herein.

55.                                The Individual Defendants were and are under a duty to: (a) act in the interests of the equity owners; (b) maximize shareholder value; (c) undertake appropriate evaluation(s) of the proposed merger/acquisition offer(s); and (d) act in accordance with their fundamental duties of due care, loyalty, good faith and fair dealing; and refrain from acting where their interests conflict with those of the other Genzyme shareholders.

56.                                By the acts and courses of conduct alleged herein, the Individual Defendants, in breach of their fiduciary duties to Plaintiff and the other members of the Class, have failed to pursue the Bid or other bids in order to obtain highest value reasonably available to the Plaintiff and other members of the Class for their stock in Genzyme.

57.                                The Individual Defendants have refused to fairly and adequately evaluate or negotiate the premium offer from Sanofi for the Company’s common stock because they have put ahead of the Plaintiff’s and other shareholders’ interests their own self-interest in an attempt to entrench themselves for the purpose of maintaining control of the Company. The Defendants’ conduct is in direct violation of their fiduciary duties.

58.                                As a result of the actions of the Individual Defendants, Plaintiff and the other members of the Class are and will be prevented from obtaining the highest value reasonably available for their shares of Genzyme common stock.

59.                                The conduct of the Individual Defendants as described above can only be prevented if this Court enters an order appointing an independent special committee of the Company with full authority to (a) evaluate, negotiate and if in the best interests of all of the shareholders equally accept the Sanofi bid or, if possible, a higher bid; and (b) pursue other opportunities to obtain the highest value reasonably available to the shares in the Company

60.                                Plaintiff and the Class are also entitled to compensatory damages together with interest and costs for diminution of the value of their shares as a result of the Individual Defendants’ conduct described above.

COUNT II

Breach of Fiduciary Duty of Disclosure against All Defendants

61.                                Plaintiff incorporates by reference and re-alleges each and every allegation set forth above, as though fully set forth herein.

62.                                The Defendants owe the duty of full and fair disclosure to the Company’s stockholders. The Individual Defendants have breached that duty as alleged above.

The Defendants’ breaches have and will damage Plaintiff and the Class. Due to this breach of duty, Plaintiff and the Class have no means by which to protect their interests absent the Court’s appointment of an independent special committee as described above.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief, in favor of the Class and against Defendants as follows:

1.                                     A declaration that this action is properly maintainable as a class action;

2.                                       Entry of an order appointing an independent special committee of the Company with full authority to (a) evaluate, negotiate and if in the best interests of all of the shareholders equally accept the Sanofi bid or, if possible, a higher bid; and (b) pursue other opportunities to obtain the highest value reasonably available to the shares in the Company;

3.                                       Entry of a judgment in favor of the Class against the Defendants for compensatory damages in an amount to be determined at trial, together with interest and costs , including reasonable attorneys’, accountants’, and experts’ fees; and

4.                                     Such other and further relief as this Court may deem just and proper under the circumstances.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

PLAINTIFF WILLIAM S. FIELD, III, TRUSTEE U/A DATED OCTOBER 12,1991 BY WILLIAM S. FIELD JR, individually, and on behalf of all others similarly situated’

By his attorneys,

GELB & GELB LLP

BY:	/s/ Stamenia Tzouganatos

Richard M. Gelb (BBO# 188240)
rgelb@gelbgelb.com
Daniel K. Gelb (BBO# 659703)
dgelb@gelbgelb.com
Stamenia (Stephanie) Tzouganatos
(BBO# 661509)
stzouganatos@ gelbgelb.com
84 State Street, 4th Fl.
Boston, MA 02109
Tel: (617) 345-0010
Fax: (617) 345-0009

HARWOOD FEFFER LLP
Robert I. Harwood Jeffrey M. Norton 488 Madison Ave. New York, NY 10022 Tel: (212) 935-7400 Fax: (212) 753-3630 rharwood@hfesq.com jnorton@hfesq.com

LAW OFFICE OF ALFRED G. YATES JR., PC
Alfred G.Yates, Jr. 519 Allegheny Building 429 Forbes Avenue Pittsburgh, PA 15219 Tel: (412) 391-5164

DATED: September 14, 2010

GENZYME CORP. VERIFICATION

I, William S. Field, III, hereby verify that I am familiar with the allegations set forth in the Complaint, that I have authorized the filing of the same, and that the foregoing is true and correct to the best of my knowledge, information, and belief.

DATED:	Aug. 31, 2010	/s/ William S. Field, III
WILLIAM S. FIELD, III